UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2017

Unaudited Interim Condensed Consolidated Financial Statements
Consolidated Earnings	2
Consolidated Comprehensive Income	3
Consolidated Changes in Equity	4 to 5
Consolidated Cash Flows	6
Consolidated Balance Sheets	7
Notes to Interim Condensed Consolidated Financial Statements	8 to 16

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2017	2016
	$	$
Revenue	207,120	190,816
Cost of sales	157,980	149,720

Gross profit	49,140	41,096

Selling, general and administrative expenses	25,974	23,384
Research expenses	2,978	2,542

	28,952	25,926

Operating profit before manufacturing facility closures, restructuring and other related charges	20,188	15,170
Manufacturing facility closures, restructuring and other related charges (Note 4)	267	1,733

Operating profit	19,921	13,437
Finance costs (income) (Note 3)
Interest	1,148	982
Other expense (income), net	428	(91)

	1,576	891

Earnings before income tax expense	18,345	12,546
Income tax expense (Note 5)
Current	2,693	2,076
Deferred	2,219	940

	4,912	3,016

Net earnings	13,433	9,530

Net earnings (loss) attributable to:
Company shareholders	13,462	9,530
Non-controlling interest	(29)	—

	13,433	9,530

Earnings per share attributable to
Company shareholders (Note 6)
Basic	0.23	0.16
Diluted	0.22	0.16

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2017	2016
	$	$
Net earnings	13,433	9,530

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred tax expense (benefit) of $114 and ($495) for the three months ended March 31, 2017 and 2016, respectively)	186	(808)
Change in cumulative translation adjustments	2,437	4,682

Items that will be subsequently reclassified to net earnings	2,623	3,874

Comprehensive income for the period	16,056	13,404

Comprehensive income for the period attributable to:
Company shareholders	15,774	13,404
Non-controlling interest	282	—

	16,056	13,404

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Three months ended March 31, 2016

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated other comprehensive loss
			Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Equity attributable to Company shareholders and total equity
	Capital stock
	Number	Amount
		$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

Transactions with owners
Exercise of stock options (Note 6)	22,300	115						115
Change in excess tax benefit on exercised share-based awards		17	(17)					—
Change in excess tax benefit on outstanding share-based awards			156					156
Share-based compensation (Note 6)			1,005					1,005
Share-based compensation expense credited to capital on options exercised (Note 6)		37	(37)					—
Repurchases of common shares (Note 6)	(147,200)	(862)					(835)	(1,697)
Dividends on common shares (Note 6)							(7,608)	(7,608)

	(124,900)	(693)	1,107				(8,443)	(8,029)

Net earnings							9,530	9,530
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax benefit of $495) (Note 8)					(808)	(808)		(808)
Change in cumulative translation adjustments				4,682		4,682		4,682

				4,682	(808)	3,874	—	3,874

Comprehensive income for the period				4,682	(808)	3,874	9,530	13,404

Balance as of March 31, 2016	58,542,635	346,632	24,405	(15,725)	(1,080)	(16,805)	(132,129)	222,103

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Three months ended March 31, 2017

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated other comprehensive loss
			Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
	Capital stock
	Number	Amount
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

Transactions with owners
Exercise of stock options (Note 6)	65,000	106						106		106
Change in excess tax benefit on exercised share-based awards		338	(338)					—		—
Change in excess tax benefit on outstanding share-based awards			(2,524)				1,442	(1,082)		(1,082)
Share-based compensation (Note 6)			(7,920)				(4,256)	(12,176)		(12,176)
Share-based compensation expense credited to capital on options exercised (Note 6)		59	(59)					—		—
Dividends on common shares (Note 6)							(8,268)	(8,268)		(8,268)

	65,000	503	(10,841)				(11,082)	(21,420)		(21,420)

Net earnings (loss)							13,462	13,462	(29)	13,433
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax expense of $114) (Note 8)					186	186		186		186
Change in cumulative translation adjustments				2,126		2,126		2,126	311	2,437

				2,126	186	2,312	—	2,312	311	2,623

Comprehensive income for the period				2,126	186	2,312	13,462	15,774	282	16,056

Balance as of March 31, 2017	59,125,335	351,706	18,744	(17,385)	50	(17,335)	(122,225)	230,890	6,689	237,579

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2017	2016
	$	$
OPERATING ACTIVITIES
Net earnings	13,433	9,530
Adjustments to net earnings
Depreciation and amortization	8,275	7,235
Income tax expense	4,912	3,016
Interest expense	1,148	982
Non-cash (recoveries) charges in connection with manufacturing facility closures, restructuring and other related charges	(298)	528
(Reversal of impairment) impairment of inventories	(43)	424
Share-based compensation expense	1,188	1,594
Pension, post-retirement and other long-term employee benefits	685	707
Loss (gain) on foreign exchange	191	(328)
Other adjustments for non-cash items	(17)	122
Income taxes paid, net	(301)	(199)
Contributions to defined benefit plans	(593)	(178)

Cash flows from operating activities before changes in working capital items	28,580	23,433

Changes in working capital items
Trade receivables	(2,230)	(6,541)
Inventories	(9,428)	(11,116)
Parts and supplies	(607)	(464)
Other current assets	2,445	2,456
Accounts payable and accrued liabilities	(28,459)	(9,114)
Provisions	(879)	22

	(39,158)	(24,757)

Cash flows from operating activities	(10,578)	(1,324)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(22,124)	(9,494)
Other investing activities	19	(50)

Cash flows from investing activities	(22,105)	(9,544)

FINANCING ACTIVITIES
Proceeds from borrowings	39,511	64,635
Repayment of borrowings	(14,208)	(47,363)
Interest paid	(1,208)	(815)
Repurchases of common shares	—	(1,697)
Dividends paid	(8,316)	(7,509)
Other financing activities	14	115

Cash flows from financing activities	15,793	7,366

Net decrease in cash	(16,890)	(3,502)
Effect of foreign exchange differences on cash	40	160
Cash, beginning of period	20,956	17,615

Cash, end of period	4,106	14,273

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2017 (Unaudited)	December 31, 2016 (Audited)
	$	$
ASSETS
Current assets
Cash	4,106	20,956
Trade receivables	92,025	90,122
Inventories	113,335	103,470
Parts and supplies	16,990	16,368
Other current assets	9,072	11,321

	235,528	242,237

Property, plant and equipment	247,285	233,478
Goodwill	31,574	30,841
Intangible assets	34,303	34,050
Deferred tax assets	33,087	36,611
Other assets	3,896	3,380

Total assets	585,673	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,826	100,216
Provisions, current	2,123	3,851
Borrowings, current	7,757	7,604

	84,706	111,671

Borrowings, non-current	197,589	172,221
Pension, post-retirement and other long-term employee benefits	30,955	30,832
Long-term share-based compensation liabilities (Note 6)	10,355	296
Non-controlling interest put options (Note 8)	10,500	10,020
Deferred tax liabilities	9,720	9,332
Provisions, non-current	2,695	2,040
Other liabilities	1,574	1,242

	348,094	337,654

EQUITY
Capital stock (Note 6)	351,706	351,203
Contributed surplus	18,744	29,585
Deficit	(122,225)	(124,605)
Accumulated other comprehensive loss	(17,335)	(19,647)

Total equity attributable to Company shareholders	230,890	236,536
Non-controlling interest (Note 7)	6,689	6,407

Total equity	237,579	242,943

Total liabilities and equity	585,673	580,597

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2017

(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of March 31, 2017 and December 31, 2016, as well as its consolidated earnings, comprehensive income, changes in equity and cash flows for the three months ended March 31, 2017 and 2016.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on May 8, 2017.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 - Revenue from Contracts with Customers replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s consolidated financial statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s consolidated financial statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended March 31,
	2017	2016
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	40,024	39,595
Termination benefits	159	141
Share-based compensation expense	1,188	1,594
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	706	730
Defined contributions plans	1,305	1,285

	43,382	43,345

Finance costs - Interest
Interest on borrowings	1,272	1,092
Amortization of debt issue costs on borrowings	129	108
Interest capitalized to property, plant and equipment	(253)	(218)

	1,148	982

Finance costs - Other expense (income), net
Foreign exchange loss (gain)	191	(336)
Other costs, net	237	245

	428	(91)

Additional information
Depreciation of property, plant and equipment	7,426	6,931
Amortization of intangible assets	849	304
(Reversal of impairment) impairment of assets	(143)	979

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

In the three months ended March 31, 2017 and 2016 the Company incurred $0.3 million and $1.7 million, respectively, in manufacturing facility closure, restructuring and other related charges. The costs incurred in the three months ended March 31, 2016 were primarily related to the South Carolina manufacturing facility that was damaged by significant rainfall and subsequent severe flooding in October 2015, resulting in its permanent shutdown. These costs included impairment of property, plant and equipment and subsequent site clean-up and insurance claim preparation costs.

5 - INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2017	2016
Income tax expense	$4,912	$3,016
Earnings before income tax expense	$18,345	$12,546
Effective tax rate	26.8%	24.0%

6 - CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of March 31, 2017 and December 31, 2016 were 59,125,335 and 59,060,335, respectively.

Dividends

The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment(1)
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316

(1)	Aggregate dividend payment amount presented in the table above is adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases

On July 10, 2015, the Company entered into a normal course issuer bid (“NCIB”) to repurchase for cancellation up to 4,000,000 of the Company’s common shares. The NCIB which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of March 31, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

There were no share repurchases during the three months ended March 31, 2017. For the three months ended March 31, 2016, the Company repurchased 147,200 shares at an average purchase price of CDN$15.77, resulting in a total purchase price of $1.7 million. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2017	2016
Basic	59,134,017	58,655,667
Effect of stock options	485,266	778,289
Effect of performance share units	582,864	601,711

Diluted	60,202,147	60,035,667

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the periods ended March 31, 2017 and 2016.

The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three months ended March 31,
	2017	2016
PSUs which met the performance criteria(1)	855,718	890,612

(1)	See section entitled “Performance Share Unit Plan” for additional information regarding PSU performance.

Stock Options

The following tables summarize information related to stock options:

	Three months ended March 31,
	2017	2016
Stock options exercised	65,000	22,300
Weighted average exercise price	CDN$2.19	CDN$6.84
Cash proceeds	$106	$115

		March 31, 2017
Stock options outstanding		996,250
Weighted average exercise price per stock option outstanding		CDN$11.98
Weighted average fair value at grant date per stock option outstanding		$3.42

Performance Share Unit Plan

On February 17, 2017, the Board of Directors approved an amendment to the PSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and will continue to do so, prospectively and until award settlement, at each reporting period end date. There was no incremental fair value granted as a result of those modifications. The fair value of the PSUs is based on the Monte Carlo valuation model at each reporting period multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption accounts payable and accrued liabilities for amounts expected to settle in the next twelve months and long-term share-based compensation liabilities for amounts expected to settle in more than twelve months.

The following tables summarize information about PSUs:

	Three months ended March 31,
	2017	2016
PSUs granted	358,377	392,572
Weighted average fair value per PSU granted	$16.15	$13.52
PSUs forfeited	6,198	—
Expense recorded in earnings in selling, general and administrative expenses	$1,279	$802

		March 31, 2017
PSUs outstanding		1,244,256
Weighted average fair value per PSU outstanding		$18.36
Outstanding amounts recorded in the consolidated balance sheets in accounts payable and accrued liabilities		$3,280
Outstanding amounts recorded in the consolidated balance sheets in long-term share-based compensation liabilities		$7,672

The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. Based on the Company’s TSR ranking as of March 31, 2017, the number of shares earned if all of the outstanding awards were to be settled at March 31, 2017, would be as follows:

Grant Date	Performance
June 11, 2014	150%
March 13, 2015	150%
May 14, 2015	150%
May 20, 2015	100%
March 21, 2016	100%
December 20, 2016	0%
March 20, 2017	150%

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Three months ended March 31,
	2017	2016
Expected life	3 years	3 years
Expected volatility(1)	34%	36%
Risk-free interest rate	1.57%	1.05%
Expected dividends(2)	0.00%	0.00%
Performance period starting price(3)	CDN$22.26	CDN$18.49
Closing stock price on TSX as of the estimation date	CDN$21.94	CDN$18.44

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of March 31, 2017, the Company accrued in the consolidated balance sheets in accounts payable and accrued liabilities $0.3 million ($0.2 as of December 31, 2016) for dividend equivalent payments expected in the next twelve months and $0.4 million ($0.3 million as of December 31, 2016) in long-term share-based liabilities for payments expected in more than twelve months.

(3)	The performance period starting price is measured as the five-day volume weighted average trading price (“VWAP”) for the common shares of the Company on the TSX on the grant date.

Deferred Share Unit Plan

On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of DSU awards. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and will continue to do so, prospectively and until award settlement, at each reporting period end date. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption long-term share-based compensation.

The following tables summarize information related to DSUs:

	Three months ended March 31,
	2017	2016
DSUs granted	7,962	11,714
Weighted average fair value per DSU granted	$17.18	$14.29
Expense recorded in earnings in selling, general and administrative expenses	$21	$87

		March 31, 2017
DSUs outstanding		127,210
Weighted average fair value per DSU outstanding		$17.31
Outstanding amounts recorded in the consolidated balance sheets in long-term share-based compensation liabilities		$2,202

Stock Appreciation Rights

The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended March 31,
	2017	2016
(Income) expense recorded in earnings in selling, general and administrative expenses	($187)	$536
SARs exercised	13,250	141,477
Base price	CDN$7.56	CDN$7.56
Amounts accrued for exercised but not yet paid(1)	$38	$82
Cash payments on exercise, including awards exercised but not yet paid	$155	$1,198

(1)	Recorded in accounts payable and accrued liabilities in the consolidated balance sheets.

	March 31, 2017	December 31, 2016
	$	$
Outstanding amounts vested recorded in the consolidated balance sheets in accounts payable and accrued liabilities	1,664	1,989
Aggregate intrinsic value of outstanding vested awards	1,756	2,110

7- NON-CONTROLLING INTEREST

The Company includes one subsidiary, Powerband Industries Private Limited (“Powerband”), with material non-controlling interests:

March 31, 2017
$
Balance at the beginning of the period	6,407
Share of comprehensive income for the period	282

Balance at end of the period	6,689

8 - FINANCIAL INSTRUMENTS

Classification and Fair Value of Financial Instruments

The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value.

The Company categorizes long-term borrowings and interest rate swaps as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.

The following tables summarize information regarding interest swap agreements designated as cash flow hedges:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000	Monthly	1.197%

	Three months ended March 31,
	2017	2016
Increase (decrease) in fair value of the derivatives used for calculating hedge effectiveness	$300	($1,303)

As of March 31, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $0.1 million. As of December 31, 2016, the carrying amount and fair value was a liability included in other liabilities in the consolidated balance sheet amounting to $0.2 million.

The Company categorizes its non-controlling interest put options in Powerband as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options in Powerband by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believes to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement.

The reconciliation of the carrying amount of financial instruments classified within Level 3 is as follows:

	March 31, 2017	December 31, 2016
	$	$
Non-controlling interest put options resulting from the acquisition
Balance at the beginning of the period	10,020	—
Additions as a result of acquisition	—	10,181
Net foreign exchange differences	480	(161)

Balance at end of the year	10,500	10,020

9 - COMMITMENTS

The following table summarizes information related to commitments to purchase machinery and equipment:

	March 31, 2017	December 31, 2016
	$	$
Commitments to purchase machinery and equipment	32,724	32,375

10 - POST REPORTING EVENTS

Non-Adjusting Events

•	On May 8, 2017, the Company declared a quarterly cash dividend of $0.14 per common share payable on June 30, 2017 to shareholders of record at the close of business on June 15, 2017. The estimated amount of this dividend payment is $8.3 million based on 59,125,335 of the Company’s common shares issued and outstanding as of May 8, 2017.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2017.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2017 and ended on March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 9th day of May, 2017

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2017.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2017 and ended on March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 9th day of May, 2017.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer